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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  PAN AM CORPORATION
-------------------------------------------------------------------------------
                                   (NAME OF ISSUER)


                       COMMON STOCK, PAR VALUE $.0001 PER SHARE
-------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     697758 10 0
-------------------------------------------------------------------------------
                                    (CUSIP NUMBER)


                                 JAMES M. DUBIN, ESQ.
                       PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                             1285 AVENUE OF THE AMERICAS
                              NEW YORK, NEW YORK  10019
                                    (212) 373-3026
-------------------------------------------------------------------------------
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  SEPTEMBER 26, 1997
-------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                            (Continued on following pages)

                                 (Page 1 of 12 Pages)


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                                                             Page 2 of 12 Pages

CUSIP NO.  697758 10 0

(1) Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
    Persons
      THE MICKY ARISON 1995 AIR HOLDING TRUST
    ---------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)                             (b)          X
        ----------------------------   ---------------------------------------
(3) SEC Use Only

(4) Source of Funds  OO
                   -----------------------------------------------------------
    --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            ------
(6) Citizenship or Place of Organization  DELAWARE
                                          -------------------------------------
Number of         (7) Sole Voting Power    0
Shares Bene-                              -------------------------------------
ficially          (8) Shared Voting Power   8,928,571
Owned by Each                             --------------------------------------
Reporting         (9) Sole Dispositive Power  0
Person With                                  -----------------------------------
                 (10) Shared Dispositive Power 8,928,571
                                              ----------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      8,928,571
      --------------------------------------------------------------------------
      --------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      --------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   42.6%
                                                              ------------------
(14)   Type of Reporting Person    OO
     ---------------------------------------------------------------------------

                                        2

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                                                             Page 3 of 12 Pages
CUSIP NO. 697758 10 0

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person

      JMD DELAWARE, INC.
     ---------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)                            (b)          X
        --------------------------    ------------------------------------------
(3) SEC Use Only
     ---------------------------------------------------------------------------
(4) Source of Funds   OO
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 ---------------------------------------------------------------
(6) Citizenship or Place of Organization      DELAWARE
                                         ---------------------------------------
Number of           (7) Sole Voting Power    0
Shares Bene-                             ---------------------------------------
ficially            (8) Shared Voting Power  8,928,571
Owned by Each                               ------------------------------------
Reporting           (9) Sole Dispositive Power  0
Person With                                   ----------------------------------
              (10) Shared Dispositive Power  8,928,571
                                             -----------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      8,928,571
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   42.6%
                                                          ----------------------
(14) Type of Reporting Person    CO
                                 -----------------------------------------------

                                        3

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                                                             Page 4 of 12 Pages

CUSIP NO. 697758 10 0

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
     JAMES M. DUBIN
     ---------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)                            (b)          X
        --------------------------     -----------------------------------------
(3) SEC Use Only
                ----------------------------------------------------------------
(4) Source of Funds   OO
                    ------------------------------------------------------------
     ---------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                ----------------------------------------------------------------
(6) Citizenship or Place of Organization      UNITED STATES
                                          --------------------------------------
Number of        (7) Sole Voting Power    0
Shares Bene-                           -----------------------------------------
ficially         (8) Shared Voting Power  8,928,571
Owned by Each                             --------------------------------------
Reporting        (9) Sole Dispositive Power  0
Person With                                -------------------------------------
              (10) Shared Dispositive Power  8,928,571
                                            ------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      8,928,571
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     ---------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   42.6%
                                                         -----------------------
(14)  Type of Reporting Person    CO
                                ------------------------------------------------

                                        4

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                                                             Page 5 of 12 Pages

CUSIP NO. 697758 10 0

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
      MICKY ARISON
     ---------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)                            (b)          X
       ----------------------------   ------------------------------------------
(3) SEC Use Only
                 ---------------------------------------------------------------
(4) Source of Funds   OO
                    ------------------------------------------------------------
     ---------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 ---------------------------------------------------------------
(6) Citizenship or Place of Organization      UNITED STATES
                                          --------------------------------------
Number of      (7) Sole Voting Power    0
Shares Bene-                            ----------------------------------------
ficially       (8) Shared Voting Power  8,928,571
Owned by Each                           ----------------------------------------
Reporting      (9) Sole Dispositive Power  0
Person With                             ----------------------------------------
              (10) Shared Dispositive Power  8,928,571
                                            ------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      8,928,571
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   42.6%
                                                             -------------------
(14) Type of Reporting Person    IN
     ---------------------------------------------------------------------------



                                        5

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                                                             Page 6 of 12 Pages


 ITEM 1. SECURITY AND ISSUER.

    (a)  TITLE AND CLASS OF SECURITY:   This statement relates to the shares of
         common stock, par value $.0001 per share, of Pan Am Corporation, a Florida corporation (the "Common Stock").

    (b)  ISSUER:   Pan Am Corporation
                   9300 N.W. 36th Street
                   Miami, Florida 33178


ITEM 2. IDENTITY AND BACKGROUND.

        I.       THE MICKY ARISON 1995 AIR HOLDING TRUST

        2(a)     Name:  The Micky Arison 1995 Air Holding Trust (the "Trust")

        2(b)     State or Place of Organization:  Delaware

        2(c)(i) Principal Business: The Trust is a Delaware trust that was formed for the benefit of Micky Arison and his heirs.

        2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

        2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market
                  Street, Wilmington, Delaware 19899-1347

        2(d) The Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) The Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                                        6

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                                                             Page 7 of 12 Pages


        II.        JMD DELAWARE, INC.

        2(a)       Name:  JMD Delaware, Inc. ("JMD")

        2(b)       State or Place of Organization:  Delaware

        2(c)(i) Principal Business: JMD is a Delaware corporation formed for the purpose of serving as trustee for certain trusts established for the benefit of the Arison family.
                   The executive officers of JMD are: James M. Dubin, Chairman, President and Trust Officer; Jonathan R. Bell, Vice President, Treasurer and Trust Officer; Denison H. Hatch, Jr., Vice President, Secretary and Trust Officer; Johannes R. Krahmer, Vice President, Assistant Treasurer and Trust Officer; and Walter C. Tuthill, Vice President and Trust Officer. The directors of JMD are James M. Dubin, Denison H. Hatch, Jr. and Walter C. Tuthill. The sole stockholder of JMD Delaware is James M. Dubin. Each of Messrs. Dubin and Bell is an Attorney-at-Law at Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019. Each of Messrs. Hatch, Krahmer and Tuthill is an Attorney-at-Law at Morris, Nichols, Arsht & Tunnell, P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347. Each of Messrs. Dubin, Bell, Hatch, Krahmer and Tuthill is a United States citizen.

    2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347.

    2(c)(iii)      Address of Principal Office:  P.O. Box 1347, 1201 N. Market
                   Street, Wilmington, Delaware 19899-1347.

    2(d) JMD has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    2(e) JMD was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    III.           JAMES M. DUBIN

         2(a)      Name:  James M. Dubin

         2(b) Business Address: 1285 Avenue of the Americas, New York, New York 10019.


                                        7

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                                                             Page 8 of 12 Pages


         2(c) Present Principal Employment: Mr. Dubin is an attorney at Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019. Mr. Dubin is also the sole stockholder of JMD.

         2(d) Mr. Dubin has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Dubin was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    IV.            MICKY ARISON

         2(a)      Name:  Micky Arison

         2(b)      Business Address: 3655 N.W. 87th Avenue, Miami, Florida 33178

         2(c)(i) Present Principal Employment: Chief Executive Officer and Chairman of the Board of Carnival Corporation, a Panama corporation.

         2(c)(ii) Principal Business and Address of Mr. Arison: 3655 N.W. 87th Avenue, Miami, Florida 33178

         2(d) Mr. Arison has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Arison was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)      Mr. Arison is a citizen of the United States.


                                        8

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                                                             Page 9 of 12 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired pursuant to the terms of that certain Acquisition Agreement, dated March 20, 1997, as amended (the "Agreement"), between Pan Am Corporation, CAL Acquisition Corporation, a Florida corporation, Air Holding Company, a Florida corporation and Carnival Air Lines, Inc., a Florida corporation ("Carnival Air"), as a result of which shares of Carnival Air held of record by the Trust were converted into 8,928,571 shares of Pan Am Corporation and Carnival Air was merged with and became a wholly owned subsidiary of Pan Am Corporation (the "Merger"). The Merger was consummated on September 26, 1997.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The transaction described in Item 3 was for investment purposes only. Upon the closing of the Merger, at Arison's request (and pursuant to a provision in the Agreement), Mr. Howard Frank was appointed to the Board of Directors of Pan Am Corporation. None of the Reporting Persons have any further plans to change the management or operations of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Trust beneficially owns 8,928,571 shares of Common Stock of the Issuer, which constitutes 42.6% of the outstanding Common Stock of the Issuer (based upon 11,412,610 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and an additional 9,523,810 shares of Common Stock issued in connection with the Merger). The Trust has shared voting power and dispositive power with respect to the 8,928,571 shares that it holds of record.

         JMD beneficially owns 8,928,571 shares of Common Stock of the Issuer, which constitutes 42.6% of the outstanding Common Stock of the Issuer (based upon 11,412,610 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and an additional 9,523,810 shares of Common Stock issued in connection with the Merger), by virtue of being the trustee of the Trust. JMD may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Trust. JMD disclaims beneficial ownership of all of such shares of Common Stock.

         James M. Dubin beneficially owns 8,928,571 shares of Common Stock of the Issuer, which constitutes 42.6% of the outstanding Common Stock of the Issuer (based upon 11,412,610 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and an additional 9,523,810 shares of Common Stock issued in connection with the Merger), by virtue of being the sole shareholder of JMD. Mr. Dubin may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Trust. Mr. Dubin disclaims beneficial ownership of all of such shares of Common Stock.


                                        9

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                                                             Page 10 of 12 Pages


         Micky Arison beneficially owns 8,928,571 shares of Common Stock of the Issuer, which constitutes 42.6% of the outstanding Common Stock of the Issuer (based upon 11,412,610 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and an additional 9,523,810 shares of Common Stock issued in connection with the Merger). Mr. Arison shares voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Trust.

         As described in Item 3 above, the 8,928,571 shares held of record by the Trust were acquired pursuant to the terms of the Agreement on September 26, 1997 as a result of the Merger of Carnival Air with a wholly owned subsidiary of Pan Am Corporation. In connection with the Merger, each outstanding share of Carnival Air was converted into approximately 1.88 shares of Pan Am Corporation. As a result, the Trust received an aggregate of 8,928,571 shares of the Issuer's Common Stock in exchange for the 4,750,000 shares of common stock of Carnival Air previously held of record by the Trust.

         The Reporting Persons, as a group, beneficially own an aggregate of 8,928,571 shares of Common Stock of the Issuer, which constitutes 42.6% of the outstanding Common Stock of the Issuer (based upon 11,412,610 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and an additional 9,523,810 shares of Common Stock issued in connection with the Merger). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Common Stock.

         Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Merger, JMD, as trustee of the Trust, and Micky Arison entered into a Standstill Agreement with Pan Am Corporation. Pursuant to the terms of the Standstill Agreement, Mr. Arison and the Trust are prohibited from directly or indirectly acquiring in excess of 45% of the outstanding voting securities of the Issuer (on a fully diluted basis) and from directly or indirectly offering or seeking to control, in any manner, the management, Board of Directors of policies of the Issuer, other than through the director positions contemplated in the Agreement. Mr. Arison and the Trust are also generally restricted in the amount and manner by which they may transfer any Common Stock owned by them. For instance, in the event Mr. Arison or the Trust wish to transfer a number of shares of Common Stock representing more than 15% of the outstanding voting securities of the Issuer, they must first provide written notice of such proposed transfer to the Issuer and give the Issuer the opportunity to purchase such shares upon the same terms and conditions.


                                        10

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                                                             Page 11 of 12 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Consent to Joint Filing

         Exhibit 2 - Standstill Agreement, dated as of March 20, 1997, by and among Pan Am Corporation, Micky Arison and JMD Delaware, Inc., as trustee for the Micky Arison 1995 Air Holding Trust



                                        11

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                                                             Page 12 of 12 Pages




                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE MICKY ARISON 1995 AIR
                                        HOLDING TRUST

                                        By: JMD Delaware, Inc.


DATED:  October 6, 1997                 By: /s/ James M. Dubin
                                           ------------------------------------
                                           Name: James M. Dubin
                                           Title: Chairman, President and Trust
                                                  Officer


                                        JMD DELAWARE, INC.


                                        By: /s/ James M. Dubin
                                           ------------------------------------
                                           Name: James M. Dubin
                                           Title: Chairman, President and Trust
                                                  Officer


                                        /s/ James M. Dubin
                                        ---------------------------------------
                                        James M. Dubin


                                        /s/ Micky Arison
                                        ---------------------------------------
                                        Micky Arison



                                        12